Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Bragg Gaming Group Inc. (the “Company”)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1A4

2.	Date of Material Change

August 16, 2025

3.	News Release

A news release dated August 17, 2025 was issued by the Company through the facilities of Business Wire and was subsequently filed on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca under the Company’s profile.

4.	Summary of Material Change

On August 16, 2025, the Company learned of a cybersecurity incident in its internal computer environment.

5.1	Full Description of Material Change

On August 17, 2025, the Company announced that it learned of a cybersecurity incident early Saturday morning, August 16, 2025, CEST time.

The Company has taken immediate steps to mitigate any potential impact. Additional independent cybersecurity experts have been retained to assist the Company in dealing with the matter in accordance with industry best practices.

The Company believes that the data breach was limited to the Company’s internal computer environment. As of the date of this filing, there is no indication that any personal information was affected. Additionally, the breach has had no impact on the ability of the Company to continue its operations, nor has it been restricted from accessing any data that has been subject to the breach.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Robbie Bressler, the Chief Financial Officer of the Company may be contacted at investors@bragg.group.

9.	Date of Report

August 26, 2025